35

17009957

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Processing Section
MAR 02 2017
Washington DC
414

SEC FILE NUMBER
[redacted]

8-29393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heitman Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 NORTH WACKER DRIVE - SUITE 2500
(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS D. McCARTHY, MANAGING DIRECTOR (312) 541-6744

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 EAST RANDOLPH DRIVE, SUITE 5500	CHICAGO	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, THOMAS D. McCARTHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HEITMAN SECURITIES LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

Notary Public

"OFFICIAL SEAL"
Jennifer Escobarete
Notary Public, State of Illinois
My Commission Expires 1/27/2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member
Heitman Securities LLC:

We have audited the accompanying statement of financial condition of Heitman Securities LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heitman Securities LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 27, 2017

Financial Statements

Statement of Financial Condition, December 31, 2016

Assets		
Cash and cash equivalents	$	67,082
Investment in stock		20,136
Other assets		9,507
Total assets	**$**	**96,725**
Liabilities and Member's Equity		
Due to Parent	$	24,802
Member's equity		71,923
Total liabilities and member's equity	**$**	**96,725**

See accompanying notes to financial statements.

Statement of Operations, Year ended December 31, 2016

Revenue:		
Gain on investment	$	2,685
Interest income		36
Total revenue		**2,721**
Expenses:		
Audit fees		23,604
Annual license fees		3,815
Corporate allocation		46,100
Other		8,284
Total expenses		**81,803**
Net loss	**$**	**(79,082)**

See accompanying notes to financial statements.

Statement of Changes in Member's Equity, Year ended December 31, 2016

Balance – December 31, 2015	$	151,005
Net loss		(79,082)
Balance – December 31, 2016	**$**	**71,923**

See accompanying notes to financial statements.

Statement of Cash Flows, Year ended December 31, 2016

Cash flows used in operating activities:		
Net loss	$	(79,082)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net change in due to/from Parent		82,087
Increase on investment in stock		(2,685)
Increase in other assets		(1,038)
Net cash used in operating activities		(718)
Net decrease in cash and cash equivalents		(718)
Cash and cash equivalents at beginning of year		**67,800**
Cash and cash equivalents at end of year	**$**	**67,082**

See accompanying notes to financial statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

(a) Organization
Heitman Securities LLC (the Company) is a wholly owned subsidiary of Heitman Financial Services LLC (HFSL), which is a wholly owned subsidiary of Heitman LLC (HLLC), a limited liability company with two members. The members of HLLC are Old Mutual (HFL) Inc., a wholly owned subsidiary of Old Mutual (US) Holdings Inc., and KE I LLC, a limited liability company consisting of employees of HLLC. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company earns fees from affiliates for services it provides as a placement agent with respect to marketing interests in limited partnerships and similar vehicles sponsored by such affiliates.

(b) Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents
The Company considers all highly liquid investments to be cash equivalents with original maturities of three months or less, including $42,082 in a money market account fund. The money market fund is considered to use a level 1 input on the fair value hierarchy.

(d) Revenue Recognition
Fees from affiliates for services it provides as a placement agent with respect to marketing limited partnerships and similar vehicles sponsored by such affiliates are recognized when all obligations for performance in connection with the related transactions have been satisfied by the parties involved. Revenue also includes gain or loss on investments.

2. Federal Income Taxes

The Company is a single-member limited liability company. No provision for income taxes is made in the accompanying financial statements since the Company is treated as a disregarded entity for federal income tax purposes. In certain stances, the Company may be subject to certain state and local taxes which are not material to the financial statements. HFSL, the sole member of the Company, is also a disregarded entity for federal income tax purposes. Therefore, the members of HLLC, a partnership, would be responsible for recording the Company's income (loss) on their income tax returns. The Company had no unrecognized tax benefits as of or during the year ended December 31, 2016.

3. Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(i). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum net capital equivalent to $5,000 or 6⅔% of aggregate

indebtedness, whichever is greater, as these terms are defined. Rule 15c3-1 restricts a broker-dealer from engaging in any securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined by Rule 15c3-1. Net capital and aggregate indebtedness change from day to day. At December 31, 2016, the Company had net capital of $58,554, which was $53,554 in excess of its required capital of $5,000. The Company did not have any indebtedness at December 31, 2016.

5. Fair Value of Financial Instruments

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value as it is based upon closing prices. Pursuant to Financial Accounting Standards Board Accounting Standard Codification 820, Fair Value Measurements, the Company values its investment in stock using market quotations that are considered to be Level 1 inputs. Level 1 inputs are defined as unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. Additionally, pursuant to ASC 940, Financial Services – Broker and Dealer, gains and losses that are composed of both realized and unrealized gains and losses shall be presented net in the statement of operations.

6. Transactions with Affiliates

(a) Due to/from Parent

The Company had a balance due from HLLC of $57,285 as of December 31, 2015. During 2016, $82,087 in total expenses were incurred by the Company but paid by HLLC and the balance due from HLLC was reduced by this amount. The Company has a balance due to HLLC of $24,802 as of December 31, 2016 for such costs incurred by the Company but paid by HLLC. This balance is reflected as Due to Parent in the accompanying statement of financial condition.

The Parent has agreed to provide financial support to the Company, as needed, to satisfy all liabilities and future obligations of the Company until at least June 30, 2018.

The Company has been registered with the State of California since 1999, and has been found to not have paid the required yearly tax payments of $800 to the corresponding Franchise Tax Board. As of December 31, 2016, there were unrecorded tax liabilities outstanding of $800 incurred for 2016 and an estimated cumulative balance of $17,000 incurred for the period 1999 through 2015, which included the corresponding interest and penalties due. The estimated balance due is deemed to be reasonable based on correspondence with the Franchise Tax Board, and will be finalized during 2017. The Parent has agreed to assume this liability.

(b) Corporate Allocation

In addition to specific operating expenses incurred by the Company and charged directly to operations, certain compensation and occupancy costs are incurred in common for the Company by HLLC. Pursuant to an agreement with HLLC, effective January 1, 2016, the Company is allocated a share of these costs as follows:

Overhead costs:		
Wages and related expenses	$	7,301
Professional fees		384
Telephone		192
Office supplies		144
Equipment rental and repairs		144
Insurance and taxes		240
Postage and freight		96
Miscellaneous other		144
Rent		769

Depreciation and amortization		192
Total overhead allocated		9,606
Compliance coordinator		28,809
Anti Money Laundering compliance activities		7,685
Total annual charges	$	46,100

These costs are considered noninterest-bearing loans that are repayable on demand but in no event later than December 31, 2018. The $46,100 of allocated costs for 2016 are included in the $82,087 total costs incurred as described above, and are part of the Due to Parent balance on the Statement of Financial Condition.

In the opinion of management, the aforementioned corporate allocation is believed to be reasonable; however, the allocated costs are not necessarily indicative of the expenses the Company may have incurred on its own account.

7. Commitments and Contingencies

In the ordinary course of business, there are various claims and lawsuits brought by or against the Company. As of the end of the year, there were no such claims or lawsuits brought by or against the Company.

8. Subsequent Events

Subsequent to December 31, 2016 and through February 27, 2017, the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any subsequent events.

Supplementary Schedules

Schedule I – Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission, December 31, 2016

Total member's equity	$	71,923
Less nonallowable assets		9,507
Net capital before haircuts		62,416
Haircuts on exempt securities (cash equivalents)		842
Haircuts on other securities		3,020
Net capital		58,554
Net capital required (the greater of $5,000 or 6⅔% of aggregate indebtedness)		5,000
Excess net capital	**$**	**53,554**
Aggregate indebtedness	$	24,802
Ratio of aggregate indebtedness to net capital		0.42

There are no material differences between the preceding computation and the Company's corresponding amended unaudited part II of Form X-17A-5 as of December 31, 2016, which was filed on February 27, 2017.

See accompanying report of independent registered public accounting firm.

Schedule II – Computation for Determination of Customer Reserve Requirements and PAB Accounts Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, December 31, 2016

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.

Schedule III – Information Related to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, December 31, 2016

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.